FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2004  (Report No. 2)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                  Form 20-F X       Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                      N/A

The condensed consolidated statements of income, the condensed consolidated balance sheets, and the condensed consolidated statements of cash flows data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681;
(ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; and (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Announces Record Fourth Quarter and 2003 Results.
Dated: February 12, 2004.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Retalix Limited
                                                (Registrant)
Date: February 12, 2004.                        /s/Guy Geri
                                                -------------------------
                                                By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number              Description of Exhibit

10.1 Press Release: Retalix Announces Record Fourth Quarter and 2003 Results. Dated: February 12, 2004.

                                  EXHIBIT 10.1

Contact Information:

CCG Investor Relations                              Retalix Ltd.
15300 Ventura Boulevard, Suite 303                  Barry Shaked, CEO
Sherman Oaks, CA  91403                             Danny Moshaioff, CFO
(818) 789-0100                                      Retalix Ltd.
Crocker Coulson, Partner                            (011) 972-9-776-6677
crocker.coulson@ccgir.com
-------------------------


FOR IMMEDIATE RELEASE

            Retalix Announces Record Fourth Quarter and 2003 Results
               o Annual revenues increase 20.4% to $92.1 million
o Annual net income increases 45.5% to $8.2 million, or $0.63 per diluted share

Ra'anana, Israel, February 12, 2003 - Retalix Ltd. (Nasdaq: RTLX), an independent provider of integrated enterprise-wide software solutions for the retail food and fuel industries worldwide, today announced record results for the fourth quarter and fiscal year ended December 31, 2003.

Revenues for fourth quarter of 2003 were $25.6 million, an increase of 13.6% from $22.5 million in the fourth quarter of 2002. Net income for the fourth quarter of 2003 was $3.5 million, an increase of 92.7% compared to net income of $1.8 million in the fourth quarter of 2002. Earnings for the fourth quarter of 2003 were $0.26 per fully diluted share, an increase of 73.3% compared to earnings of $0.15 per fully diluted share in the fourth quarter of 2002.

For the year ended December 31, 2003, the Company reported revenues of $92.1 million, an increase of 20.4% as compared to revenues of $76.5 million in 2002. The Company realized net income for 2003 of $8.2 million, an increase of 45.5% compared to net income of $5.6 million, for 2002. Earnings for 2003 were $0.63 per fully diluted share, an increase of 40% as compared to the earnings of $0.45 per fully diluted share, for 2002.

2003 Highlights:
o Publix Super Markets Inc. selects Retalix to provide next generation point of sale systems
o        Hy-Vee selects StoreLine for next generation store platform
o        A.S. Watson selects StoreLine for 1,850 sites across Europe
o        Hannaford Bros. Co. rolls out StoreLine on Linux
o The Tussauds Group selects StorePoint for its international entertainment operations
o        Paz Oil selects StorePoint for its fuel stations across Israel
o        Partner Orange goes live with next generation "thin store" solution
o In Q4 2003, Retalix launched activities to pilot with a global major oil company
o        In Q4 2003, IsraCard invested $2.5 million in StoreNext Israel
o        Acquisition of OMI International, Inc. concluded on January 2, 2004

"2003 has been a landmark year for our Company, both in terms of our record financial performance, and in realizing and furthering our vision of Retalix as a true enterprise-wide solutions provider for major, global retailers," said Barry Shaked, President and CEO of Retalix.

"Our recent acquisition of OMI International, Inc., a leading provider of supply chain execution and warehouse management systems, is another major step towards making our vision a reality. Retailers today seek to deploy well-synchronized solutions that extend from suppliers all the way to the head office, store locations and the point-of-sale. By combining OMI's innovative supply chain solutions with our ReMA- enterprise software platform and our in-store solutions, we will be able to offer retailers substantially improved efficiencies. The Retalix suite will enable retailers to increase their revenue through our loyalty and CRM products, as well as through optimized pricing and increased store productivity. At the same time, retailers will be able to reduce their costs by using store driven demand optimization, thereby realizing significant supply chain efficiencies."

Financial Highlights
Gross margin in the fourth quarter of 2003 was 70.3% of sales, as compared to 68.5% in the fourth quarter of 2002. R&D expenses in the fourth quarter of 2003 increased by 10.2% to $5.1 million as compared to $4.7 million in 2002. For the full year of 2003, R&D expenses increased by 7.7% to $18.3 million compared to $17.0 in 2002. Sales and marketing expenses increased 12.3% to $6 million in the fourth quarter of 2003 as compared to the corresponding quarter in 2002. The increase in R&D reflects the continuing investment being made in developing the ReMA data architecture and the Company's next generation of browser-based enterprise applications.

The Company's operating margin increased to 10.5% of sales in 2003, from 10.0% of sales in 2002. Fourth quarter operating margin was 12.6%, up from 11.6% in the prior year's quarter.

In 2003, Retalix generated over $11.7 million in cash flow from operations. As of December 31, 2003 the Company had cash and equivalents and marketable securities of $51.1 million, $11.3 million in long-term debt and shareholders' equity of $75.8 million.

Business outlook
Retalix expects that revenues for 2004 will grow by approximately 30% in comparison to 2003, including the anticipated contribution from the acquisition of OMI International Inc.

The Company also expects that net income for 2004 will around $5 million. This figure takes into account the anticipated expenses involved in the integration of the OMI acquisition, as well as the expected costs of developing a next generation, web-based version of OMI's applications and integrating these applications with ReMA. The OMI acquisition is expected to be accretive to earnings beginning in the fourth quarter of 2004.
------------------------------------------------------------------------------

The Company will be holding a conference call to discuss results for the fourth quarter and of FY 2003 on Thursday, February 12, 2004 at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Participating in the call will be Retalix, Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Jeff Yelton, CEO of Retalix USA. This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 25,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.




                          (Financial Statements Follow)


                                  RETALIX LTD.
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                               Year ended              Three months ended
                                                                               December 31             December 31

                                                                           2003          2002          2003          2002
                                                                                         U.S. $ in thousands
                                                                                       (except per share data)
REVENUES:


    Product sales                                                           58,432         47,280       16,677        14,570
    Services and projects                                                   33,625         29,173        8,941         7,976
          T o t a l  revenues                                               92,057         76,453       25,618        22,546

COST OF REVENUES:

    Cost of product sales                                                   16,576         11,970        4,317         4,212
    Cost of services and projects                                           12,501         10,202        3,287         2,882
          T o t a l  cost of revenues                                       29,077         22,172        7,604         7,094
GROSS PROFIT                                                                62,980         54,281       18,014        15,452

OPERATING INCOME (EXPENSES):

    Research and development expenses - net                                (18,344)       (17,036)      (5,122)       (4,650)
    Selling and marketing expenses                                         (21,542)       (18,111)      (5,963)       (5,309)
    General and administrative expenses                                    (13,361)       (12,516)      (3,713)       (3,954)
    Other general income (expenses) - net                                      (62)         1,043           14         1,074
           T o t a l  operating expenses                                   (53,309)       (46,620)     (14,784)      (12,839)
INCOME FROM OPERATIONS                                                       9,671          7,661        3,230         2,613
FINANCIAL INCOME (EXPENSES), net                                               (95)          (499)          61           (59)

GAIN ARISING FROM ISSUANCE OF SHARES BY
    A SUBSIDIARY                                                             1,024                        1,024

INCOME BEFORE TAXES ON INCOME                                               10,600          7,162         4,315        2,554
TAXES ON INCOME                                                              2,639          2,103           867          748
INCOME AFTER TAXES ON INCOME                                                 7,961          5,059         3,448        1,806
SHARE IN LOSSES OF AN ASSOCIATED COMPANY                                        90                           34
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES                                                                   324            574           130           33
NET INCOME FOR THE PERIOD                                                    8,195          5,633         3,544        1,839

EARNINGS PER SHARE:
    Basic                                                                     0.67           0.47          0.28         0.15
    Diluted                                                                   0.63           0.45          0.26         0.15
WEIGHTED AVERAGE NUMBER OF SHARES USED
    IN COMPUTATION OF EARNINGS PER
    SHARE - in thousands :
    Basic                                                                   12,323         11,902       12,803        11,997
    Diluted                                                                 13,083         12,395       13,767        12,132



                                  RETALIX LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                                         December 31
                                                                                     2003           *2002
                                                                                     U.S. $ in thousands


                                   A s s e t s
    CURRENT ASSETS:




        Cash and cash equivalents                                                      46,093         28,410

        Marketable securities                                                           5,035          3,044

        Accounts receivable:

           Trade                                                                       20,920         19,131

           Other                                                                        1,813          1,371


        Inventories                                                                     1,053          1,863
        Deferred income taxes                                                           2,402            681

               T o t a l  current assets                                               77,316         54,500

    NON-CURRENT ASSETS:


        Marketable securities - bonds                                                   3,519          2,568


        Deferred income taxes                                                           1,286            649
        Long-term receivables                                                           1,054            508





        Amounts funded in respect of employee rights upon retirement                    3,733          3,132

        Other                                                                             432            383

                                                                                       10,024          7,240

    PROPERTY, PLANT AND EQUIPMENT, net                                                 10,150         11,386

    GOODWILL                                                                           19,090         19,071


    OTHER INTANGIBLE ASSETS, net of accumulated



          amortization                                                                  4,299          6,452
                                                                                      120,879         98,649




                                  RETALIX LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                                           December 31
                                                                                        2003         *2002
                                                                                      U.S. $ in thousands


                        Liabilities and shareholders' equity
  CURRENT LIABILITIES:


      Short-term bank credit                                                              5,677          121

      Current maturities of long-term bank  loans                                         3,368       10,003
      Accounts payable and accruals:


         Trade                                                                            5,138        5,447

         Employees and employee institutions                                              4,882        2,501

         Current maturities of other liabilities                                          2,439        2,237

         Other                                                                            6,510        3,629

      Deferred revenues                                                                   3,572        3,312

             T o t a l  current liabilities                                              31,586       27,250

  LONG-TERM LIABILITIES:


      Long-term bank loans, net of current maturities                                     4,700        5,789


      Employee rights upon retirement                                                     5,405        4,471
      Other liabilities, net of current maturities                                        1,149        3,142

             T o t a l  long-term liabilities                                            11,254       13,402

             T o t a l  liabilities                                                      42,840       40,652

  MINORITY INTERESTS                                                                      2,269        1,260

  SHAREHOLDERS' EQUITY :
      Share capital - ordinary shares of NIS 1.00
         par value (authorized: 25,000,000
         shares; issued and outstanding:


         December 31, 2003 -12,976,695 shares;

         December 31, 2002 - 11,993,404 shares)                                           3,704        3,483

      Additional paid in capital                                                         41,864       31,252

      Retained earnings                                                                  30,197       22,002

      Accumulated other comprehensive income                                                  5

             T o t a l  shareholders' equity                                             75,770       56,737
                                                                                        120,879       98,649



                                  *Reclassified























                                                                                                      (Continued) - 1

                                  RETALIX LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Year ended            Three months ended

                                                                                            December 31                December 31
                                                                                        2003          *2002         2003      *2002
                                                                                                     U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:



    Net income for the period                                                             8,195          5,633       3,544   1,839
    Adjustments required to reconcile net income to

       net cash provided by operating activities:

       Minority interests in losses of subsidiaries                                        (324)          (574)       (130)    (33)
       Depreciation and amortization, net                                                 2,400          2,832         607     528
       Gain arising from issuance of shares by a subsidiary                              (1,024)                    (1,024)
        Tax benefits relating to employee and other option grants                         1,101                      1,101
        Share in losses of an associated company                                             90                         34

       Capital gain from sale of dealership activity                                                    (1,079)             (1,079)

    Compensation expenses resulting from shares and options granted to
           employees and non employees                                                      307             47         360     (43)
       Changes in accrued liability for employee
           rights upon retirement                                                           934            586         331     324
       Losses (gains) on amounts funded in respect of
           employee rights upon retirement                                                 (311)           121         (88)    (61)
       Deferred income taxes - net                                                       (2,358)          (760)       (140)   (715)
       Net decrease (increase) in marketable securities                                    (536)           429        (520)    791
       Amortization of premium (discount) on debt securities                                (42)            69          15      41
       Other                                                                                149            (60)        (97)    169
       Changes in operating assets and liabilities:

           Decrease (increase) in accounts receivable:

              Trade (including the non-current portion)                                  (2,540)        (2,114)     (3,290)  2,808
              Other                                                                        (387)         2,246          191    849

           Increase (decrease) in accounts payable and accruals:

              Trade                                                                        (309)         2,625         564   1,211
              Employees, employee institutions and other                                  5,323          1,901         718     973
       Decrease (increase) in inventories                                                   810            (41)        193    (482)
       Increase (decrease) in deferred revenues                                             260         (1,811)      1,972  (1,125)
    Net cash provided by operating activities - forward                                  11,738         10,050       4,341   5,995













                                                                                                       (Continued) - 2
                                  RETALIX LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Year ended                  Three months ended
                                                                                  December 31                     December 31

                                                                                  2003           *2002           2003       *2002
                                                                                              U.S. $ in thousands



  Net cash provided by operating activities - brought forward                    11,738        10,050           4,341       5,995

  CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from disposal of an investment in
        long-term bank deposit                                                                    200

    Short-term bank deposits - net                                                  (5)        16,390                         260
    Investment in marketable securities held to maturity                        (2,364)        (4,326)           (140)     (2,727)
    Purchase of property, equipment and other assets                            (1,008)        (1,729)           (254)       (304)
    Proceeds from sale of dealership activity and from
       disposal of property and equipment                                          150          1,264              73       1,135
    Amounts funded in respect of employee rights
       upon retirement, net                                                       (290)          (666)            (84)       (187)
    Long-term loans granted to employees                                           (27)          (158)            (21)         (3)
    Collection of long-term loans from employees                                   297             99              99          48
    Net cash provided by (used in) investing activities                         (3,247)        11,074            (327)     (1,778)

CASH FLOWS FROM FINANCING ACTIVITIES:

    Long-term bank loans received from banks                                     2,278          2,922           2,278
    Proceeds from issuance of shares of subsidiary to a
       third party                                                               2,458             37           2,458
    Repayment of long-term bank loans                                          (10,257)        (6,006)         (3,114)     (3,200)
    Issuance of share capital to employees                                       9,157          1,978           4,477          39
    Short-term bank credit - net                                                 5,556           (845)          1,646          53
    Net cash provided by (used in) financing activities                          9,192         (1,914)          7,745      (3,108)
NET INCREASE IN CASH AND CASH EQUIVALENTS                                       17,683         19,210          11,759       1,109



BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     28,410          9,200          34,334      27,301



BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                           46,093         28,410          46,093      28,410



                                  *Reclassified



                                                                                                       (Concluded) - 3

                                  RETALIX LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:


                                                                                      Year ended                 Three months
                                                                                      December 31             ended December 31
                                                                                  2003         2002           2003          2002
                                                                                                 U.S. $ in thousands
(a)    Supplementary disclosure of cash flow information - cash paid during the period for:

       Interest                                                                    1,123            724            343         193
       Income tax                                                                  1,328          1,226            296         770


(b) Supplementary information on investing activities not involving cash flows:

1) In 2003 and 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the Company at a total value of approximately $ 138,000 and $ 66,000, respectively.

2) During 2003 the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of an associated company to a third party.